UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2023

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

TRANSLATION FROM SPANISH

MINUTES No. 480: In the City of Buenos Aires, March 9, 2023, at 11:00 hs, are meeting through the Microsoft Teams system, which allows the simultaneous transmission of sound, images and words during the entire meeting of the members of the Board of Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA ("Edenor" or the "Company"). Mr. Esteban Macek and Edgardo Volosin are present, while through the Microsoft Teams system there are Mr. Neil Bleasdale, Ricardo Nicolas Mallo Huergo, Eduardo Marcelo Vila, Federico Zin, Victor Hugo Quevedo (alternate Director replacing Mr. Mariano Lucero), Hernán Ferrera, Federico D’Angelo Campos, Soledad Tolone y Nicolás Nuñez. (alternate Directors replacing Messrs. Lucas Gobbo and Federico Bernal). The members of the Supervisory Committee, Messrs. Carlos Cvitanich, Javier Errecondo and Jorge Roberto Pardo, are also present. Also, Mrs. María José Van Morlegan, Director of Legal and Regulatory Affairs and Mr. Germán Ranftl, Director of Finance and Control. [...]. Next, consideration is given to the THIRD ITEM on the Agenda: 3) CONSIDERATION OF THE ANNUAL REPORT AND REPORT ON THE CORPORATE GOVERNANCE CODE, STATEMENT OF FINANCIAL POSITION, STATEMENT OF COMPREHENSIVE INCOME, STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, STATEMENT OF CASH FLOW, NOTES TO THE FINANCIAL STATEMENTS, EXHIBITS AND SUPPLEMENTARY INFORMATION, INFORMATION REVIEW, INFORMATION REQUIRED BY THE LISTING REGULATION OF THE ARGENTINE STOCK EXCHANGE AND MARKETS (BYMA) AND THE RULES OF THE NATIONAL SECURITIES COMMISSION (CNV), REPORTS OF THE CERTIFYING ACCOUNTANT AND OF THE SUPERVISORY COMMITTEE AND ALLOCATION OF RESULTS CORRESPONDING TO THE FISCAL YEAR ENDED DECEMBER 31, 2022. The Chairman informs that it is for this meeting to consider the Financial Statements and other documentation for the year ended December 31, 2022, which was distributed in advance of this meeting. Mentions that, as was informed to the Directors, they were made in compliance with the provisions of Resolution 539 of the Argentine Federation of Professional Councils of Economic Sciences of July 2018, then ratified and supplemented by General Resolution CNV N° 777/18 and Law 27.468. The Chairman invites Mr. Leonardo Viglione, partner of Price Waterhouse & Co S.R.L. ("PwC"), the Company's external auditor, to participate in the meeting, who informs those present about the main points reviewed within the framework of the audit of the Financial Statements and other documentation for the period ended December 31, 2022. The members of the Board of Directors thank Mr. Viglione for his presentation, who leaves the meeting. Next, Mr. Edgardo Volosín takes the floor and motions that: (i) To take note of the information and approve all the accounting documentation submitted for its consideration in this item of the Agenda, omitting its transcription in these minutes since it is transcribed in the Book of Inventories and Balance Sheets, except for the Annual Report and its Annex I (Corporate Governance Report, RG 797 CNV), which is also transcribed as Annex I of these minutes; (ii) In view of the above, to authorize indistinctly the Chairman or the Vice-Chairman of the Board of Directors to sign on behalf of the Company the Annual Report, the Financial Statements and other related documentation approved above, as well as to make the presentations and execute the other necessary acts before the corresponding authorities. Consequently, the Board of Directors unanimously RESOLVES: to approve the motions of Mr. Edgardo Volosín.

[…] Finally, Mr. Carlos Cvitanich, member of the Supervisory Committee, takes the floor and states that the meeting has been held with sufficient quorum and in accordance with the applicable legal regulations. At 11:56, there being no further business to discuss, the meeting is concluded.

Undersigning Attendees: Neil Bleasdale, Esteban Macek, Edgardo Volosin, Nicolas Mallo Huergo Eduardo M. Vila, Federico Zin, Victor Hugo Quevedo, Hernán Ferrera, Federico D’Angelo Campos, Nicolas Núñez, Soledad Tolone, Carlos Cvitanich, Javier Errecondo and Jorge R. Pardo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 10, 2023